Exhibit C-6

                    UNITED STATES OF AMERICA 97 FERCP.  61,049
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: Pat Wood, III, Chairman;
                      William L. Massey, Linda Breathitt,
                      and Nora Mead Brownell.


E.ON AG

and                                                      Docket No. EC01-115-000

Powergen plc
LG&E Energy Corporation
Louisville Gas and Electric Company
Kentucky Utilities Company


                  ORDER AUTHORIZING MERGER AND GRANTING WAIVER

                            (Issued October 15, 2001)

     On June 12, 2001,/1 E.ON AG, Powergen plc (Powergen), LG&E Energy Corporation (LG&E Energy), Louisville Gas and Electric Company (LG&E), and Kentucky Utilities Company (KU) filed, on behalf of their jurisdictional subsidiaries and affiliates (collectively, Applicants), a joint application pursuant to section 203 of the Federal Power Act (FPA)/2 seeking authorization of the acquisition of Powergen's shares by E.ON. LG&E Energy, LG&E, and KU (LG&E Companies) are wholly-owned direct or indirect subsidiaries of Powergen. In addition, E.ON requests waiver of Part 33.2(c)(2) of the Commission's Regulations to the extent that it requires information about E.ON's interests in energy businesses that are solely foreign.

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     1/ The merger application was supplemented on August 15, 2001 with a copy of the August 6, 2001 Order of the Kentucky Public Service Commission approving the proposed transaction.

     2/ 16 U.S.C.ss. 824(b) (1994).


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Docket No. EC01-115-000               -2-

     The Commission has reviewed the proposed merger under the Commission's Merger Policy Statement\3 and its regulations implementing section 203 of the FPA\4 (Order No. 642) and, as discussed below, we authorize it as consistent with the public interest. We also grant the requested waiver.

I.  Background

     A. Description of the Parties

          1. E.ON and Its Subsidiaries

     E.ON is a stock corporation formed under the laws of the Federal Republic of Germany. It is primarily engaged in the business of supplying, through its subsidiaries, electricity and natural gas in Germany, as well as in other countries in Europe. E.ON owns directly and indirectly interests in energy businesses throughout the world. E.ON directly owns 37.1 percent of the shares of RAG AG (RAG), which has an indirect interest, through its subsidiary RAG Coal International, in certain coal mines in the Appalachian, Midwestern, and western regions of the United States that supply certain U.S. electric generating units. E.ON also holds an indirect ownership interest in STEAG, which formed a joint venture with Avista Corporation and also established STEAG Power LLC in Houston, Texas for the purpose of financing and constructing fossil-fired merchant plants in the United States. Furthermore, E.ON has a subsidiary, VEBA Oel AG, which, through its subsidiary, sold gasoline, fuel oil, and naphtha in the United States.

          2. Powergen and Its Subsidiaries

     Powergen, a public limited company organized under the laws of England and Wales, is a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Powergen has a wholly-owned subsidiary, LG&E Energy, which is an exempt utility holding company under section 3(a)(1) of PUHCA incorporated in the State of Kentucky. Through LG&E Energy, Powergen indirectly owns LG&E, which is a

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     3/ See Inquiry Concerning the Commission's Merger Policy Under the Federal
Power Act: Policy Statement, Order No. 592 , 61 Fed. Reg. 68,595 (1996), FERC Statutes and Regulations, Regulations Preambles July 1996-December 2000P.P. 31,044, at pp. 30,117 -18 (1996), reconsideration denied, Order No. 592-A , 62 Fed. Reg. 33,341 (1997), 79 FERCP. 61,321 (1997).

     4/ Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642 , FERC Statutes and Regulations, Regulations Preambles July 1996-December 2000P.P. 31,111 (2000), reh'g denied, Order No. 642-A , 94 FERCP. 61,289 (2001).


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Docket No. EC01-115-000               -3-

combination gas and electricity public utility engaged in generation, transmission and distribution of electricity in Kentucky. LG&E also purchases, distributes, and sells natural gas within the same service area and in certain additional areas. LG&E Energy also has another wholly-owned subsidiary, KU, a public utility that is engaged in producing, transmitting, and selling electric energy to customers in Kentucky, Virginia, Tennessee, and Pennsylvania. LG&E and KU are founding members of the Midwest Independent System Operator (Midwest
ISO). Pursuant to the Settlement Agreement Involving Owners in the Midwest ISO, the Alliance Companies and Other Parties,/5 LG&E and KU will become members of Midwest ISO or another fully-functioning Commission-approved RTO. In addition, through LG&E Energy, Powergen owns various other subsidiaries, including a power marketing firm, LG&E Energy Marketing, Inc., and a generation facilities operating company, Western Kentucky Energy Corporation. LG&E Energy also has ownership interests in several exempt wholesale generators.

     B. Description of the Proposed Merger

     The transaction is governed by a Letter Agreement between E.ON and Powergen dated April 8, 2001, and "E.ON AG: Recommended Pre-Conditional Cash Offer for Powergen plc" of April 9, 2001. Under the terms and conditions of these documents, E.ON intends to purchase all of the issued and to be issued share capital of Powergen. The transaction will result in an indirect change in control over all of Powergen's direct and indirect subsidiaries and affiliates, including jurisdictional facilities of LG&E Energy and its subsidiaries and affiliates. Upon the completion of the transaction, Powergen will become a wholly-owned subsidiary of E.ON. LG&E Energy, LG&E, and KU will also survive the acquisition, and each will retain its separate existence. E.ON also plans to make LG&E Energy its direct or indirect wholly-owned fully-controlled subsidiary.

II.  Notice of Filing and Responsive Pleadings

     Notice of the filing was published in the Federal Register, 66 Fed. Reg. 33,957 (2001), with comments, interventions, and protests due on or before August 13, 2001. Big Rivers Electric Corporation and Enron Power Marketing, Inc. filed timely, unopposed motions to intervene raising no substantive issues. Ms. Cecil Ronald Hamblin timely filed a letter of intervention urging the Commission to consider the possible effect the proposed transaction might have on the labor market in the City of Norton, Virginia. Pursuant to 18 C.F.R.ss. 385.214 (2001), the filing of a timely, unopposed motion to intervene makes the movant a party to the proceeding.

------------------------
     5/ See Illinois Power Co., 95 FERCP. 61,183 (2001).


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Docket No. EC01-115-000               -4-

III.  Discussion

     A. Standard of Review

     Section 203(a) of the FPA provides that the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." Consistent with the Merger Policy Statement, the Commission will generally consider the following three factors in analyzing proposed mergers:
(1) the effect on competition, (2) the effect on rates, and (3) the effect on regulation.

     B. Effect on Competition

          1. Horizontal Competitive Issues

               a. Argument

     Applicants state that pursuant to Order No. 642 and Part 33.3(a)(2), they are not required to provide the full competitive analysis screen because the merging parties here do not operate in the same geographic markets, or even if they do, the extent of such overlapping operation is de minimis. According to the application, E.ON has no direct ownership interest in any U.S. generating facility. STEAG, in which E.ON has an indirect interest, currently does not own any operating generation in the United States. It plans to dispose of its interests in plants that are currently under development before such plants become operational, and has no other plants under consideration that would be operational before year 2004. Applicants further argue that even if STEAG's current interests in development projects are attributed to E.ON as owned generation, the horizontal analysis screen still is not required because the extent of overlap of Applicants' operations in the same geographic market is de minimis. Powergen indirectly, through LG&E Energy's subsidiaries, owns insignificant amounts of generation in the markets where STEAG's development projects are located, and almost all of that generation is under long-term contract.

               b. Commission Conclusion

     Pursuant to Order No. 642 we will not require a merger applicant to provide a full horizontal competitive analysis screen if: (1) the application demonstrates that the merging entities do not currently operate in the same geographic markets, or if they do, that the extent of such overlapping operation is de minimis; and (2) no intervenor has alleged


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Docket No. EC01-115-000               -5-

that one of the merging entities is a perceived potential competitor in the same geographic market./6 Applicants here do not operate in the same geographic markets. Moreover, no intervenor in this proceeding claims that one of the merging parties is a perceived potential competitor in the same geographic market. Therefore, we find that the proposed transaction does not raise any horizontal competitive concerns.

     2. Vertical Competitive Issues

          a. Argument

     Applicants state that the proposed merger raises no vertical market power concerns. They argue that LG&E's and KU's RTO commitments and lack of control over generation sites eliminate any concern over transmission and generation siting-related vertical power issues.

     Applicants also state that the proposed transaction does not raise any vertical market power issues concerning ownership or control of inputs of electric generation because E.ON does not directly own, control, or operate any entity that provides inputs to electricity products in the U.S. As for E.ON's direct ownership of RAG, Applicants argue that because E.ON does not exercise control over RAG and RAG's coal interests are thus not attributable to E.ON., the Applicants should be exempt from filing a vertical analysis. According to the merger application, E.ON is in no position to control RAG's activities for the following reasons. First, although E.ON is the largest single stockholder of RAG, the remaining shares are held by only four entities, in contrast to a situation in which the remaining shares are widely scattered so that no other stockholder is in position to influence the company's operations. Second, E.ON has no representatives on RAG's three-member Management Board, the body charged with the day-to-day management of the company. Third, E.ON has only three representatives on RAG's 21-member Supervisory Board, which oversees the Management Board, but has limited decision-making authority with respect to day-to-day operations, such as pricing and supply. Finally, E.ON has no ability to influence RAG Coal International's management and policy decisions because E.ON does not have any representatives on its Management Board (as well as Supervisory Board).

     Alternatively, Applicants argue that even if E.ON controlled RAG's coal operations, the proposed merger would have no adverse vertical competitive effects. Applicants provide an analysis of the competitive effects of combining LG&E's generation with RAG's coal interests, as prescribed in Order No. 642. Applicants define the relevant downstream product as wholesale electric energy. They define the relevant downstream geographic

------------------------
     6/ See Order No. 642 at 31,902.

Docket No. EC01-115-000               -6-

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markets as East Central Area Reliability Coordination Agreement (ECAR), the
Mid-America Interconnected Network, Inc. (MAIN), the Tennessee Valley Authority
(TVA), and Southern Indiana Gas & Electric Company (SIGE). Applicants analyze the relevant downstream electricity markets based on the assumption that coal suppliers can control the output of the electric generation units they serve. They attribute the capacity of coal-fired electric generators to the coal supplier for the purpose of calculating market shares and concentration in the downstream electricity market. Applicants report that only one market, SIGE, is highly concentrated in any time period, and only under the most conservative attribution methodology.

     For the purpose of the upstream market analysis, Applicants define the relevant upstream product as steam coal used in electric power generation. The upstream geographic market for steam coal is defined as the areas from which coal is supplied to generators that can compete to supply electricity to serve the relevant downstream markets. According to the application, the upstream market (defined as including all actual coal suppliers to generating plants in the relevant destination markets and all utilities directly interconnected with those direct interconnections, i.e., utilities in ECAR, MAIN, and TVA) is unconcentrated, with HHIs in the range of 729-983. The HHI for the upstream market (defined as including the geographic source of coal supplies to generating plants in ECAR, MAIN, and TVA) is in the range of 594-760.

               b. Commission Conclusion

     Applicants have shown that the combination of their generation and transmission facilities will not harm competition. As Applicants note, LG&E and KU have committed to transfer operational control of their transmission systems to the MISO and will remain members of the Midwest ISO at least until the end of 2002. Furthermore, they have committed to be members of a Commission-approved RTO thereafter. Therefore, they lack the ability to exploit their transmission assets to harm competition in wholesale electricity markets.

     Applicants have also shown that the combination of LG&E's generation assets with RAG's coal interests will not harm competition. Using the attribution method described in Order No. 642, they have shown that the relevant downstream markets are not highly


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Docket No. EC01-115-000               -7-

concentrated./7 In addition, no intervenor has challenged Applicants' analysis of the competitive effects of the proposed merger.

     C. Effect on Rates

     The Merger Policy Statement and Order No. 642 require that applicants provide mechanisms that will protect ratepayers from adverse effects of the proposed transaction./8 Applicants commit to hold their Commission-jurisdictional wholesale and transmission customers harmless for a period of five years from costs related to the proposed transaction to the extent that those costs are not offset by transaction-related savings. Applicants also commit that they will not attempt to recover transaction-related costs through wholesale rates of the LG&E Companies without receiving Commission approval to do so. In addition, Applicants commit that the Commission-approved ratepayer protection mechanisms established in the merger of LG&E Energy and KU will remain in force and effect without change./9 Furthermore, Applicants also affirm the commitments made by LG&E Energy and Powergen in connection with their merger that their wholesale and transmission customers will be held harmless from costs related to that merger and that there will not be any attempt to recover any costs related to that merger without first receiving Commission approval to do so./10 We find that these commitments constitute adequate ratepayer protection. Accordingly, we find that the proposed transaction will not have an adverse impact on rates.

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     7/ The exception is the SIGE downstream electricity market. However,
Applicants do not own significant generation from which they could profit from higher prices in that market. During periods when the market is highly concentrated, Applicants own at most 115 MW of economic capacity. Exhibit No. JA-7 at 2.

     8/ See Merger Policy Statement at 30,123-124 and Order No. 642 at 31,914.

     9/ See Louisville Gas and Electric Company, et al., 82 FERC P. 61,308, 62,223-24 (1998). The following commitments detailed in the LG&E and KU merger remain in effect: (1) a cap on base rates for all LG&E and KU firm wholesale requirements and firm transmission customers for five years; (2) certain base rate reductions for KU's wholesale requirements customers; (3) certain reductions in fuel costs for all wholesale requirements customers; (4) waiver by KU of its right to file for changes in base rates for five years under section 205 of the FPA; and (5) sharing of certain merger-related costs savings with wholesale customers if the actual cost to achieve the merger is lower than the estimated cost.

     10/ See Louisville Gas and Electric Company, et al., 91 FERCP. 61,321, 62,105 (2000).


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Docket No. EC01-115-000               -8-

     D.  Effect on Regulation

     As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission./11 Applicants state that as part of the proposed transaction, E.ON will register as a holding company under PUHCA, and LG&E Energy and its subsidiaries will become part of E.ON's registered holding company. As required by Order No. 642, Applicants commit to be subject to the Commission's policy on intra-corporate transactions with respect to any transaction involving the sale of non-power goods and services between or among any of the LG&E Companies or any of its subsidiaries or affiliates./12

     When a public utility is acquired by another company, whether a domestic company or a foreign company, the Commission's ability to adequately protect public utility ratepayers against inappropriate cross-subsidization may be impaired unless we have access to the parent company's books and records.
Section 301(c) of the FPA gives the Commission authority to examine books and records of any person who controls, directly or indirectly, a jurisdictional public utility insofar as the books and records relate to transactions with or the business of such public utility./13 In this case, E.ON and Powergen have committed to make available upon request by the Commission all publicly available financial information and related books and records. Moreover, Applicants commit to make available upon request any information necessary to support the pricing for the sale of goods and services between or among any of the LG&E Companies and E.ON or any of its subsidiary or affiliated companies. We construe this commitment as agreeing to provide the Commission access to all books and records within the scope of section 301(c) of the FPA, and our approval of the proposed transaction is based on this understanding.

     In the Merger Policy Statement, we also expressed concern with the effect on state regulation where a state does not have authority to act on a merger and raises concerns about the effect on regulation./14 Applicants state that there will be no change with respect to state regulation as a result of the proposed transaction because it will not affect the corporate structure of LG&E Energy and its subsidiaries, and each of the LG&E Energy

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     11/ See Merger Policy Statement at 30,124-25.

     12/ Order No. 642 at 31,914.

     13/ Section 301(c) of the FPA, 16 U.S.C.ss. 825(c) (1994).

     14/ See supra note 11.


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Docket No. EC01-115-000               -9-

subsidiaries will continue to be subject to the same state regulatory jurisdiction after the transaction. Furthermore, Applicants submitted the Kentucky Public Service Commission's order approving the proposed transaction and state that they have filed for approval from the Virginia State Corporation Commission and will seek any approval that may be required by the Tennessee Regulatory Authority.

     E. Accounting Issues

     The application indicates that the merger will be recorded using the purchase method of accounting. Because the merger is occurring at the non-jurisdictional holding company level and Applicants do not propose any changes to the books and records of the LG&E Companies, we have no objection to Applicants' proposed merger accounting.

     Because the proposed merger will not have any effect on the books and records of the jurisdictional subsidiaries, we will not require Applicants to submit their proposed merger accounting. However, if the proposed merger affects the books and records of the LG&E Companies, Applicants must promptly notify the Commission and provide a full explanation of any proposed adjustments.

     F. Other Issues

     We grant E.ON's request for waiver of Part 33.2(c)(2) of the Commission's regulations to the extent that it requires information about E.ON's interests in energy businesses that are solely foreign. We find that it is not necessary for E.ON to provide information at this time about its subsidiaries and affiliates that are not doing business in the United States or are transacting with other subsidiaries and affiliates within the United States.

     The concerns raised by Ms. Hamblin regarding the effect of the proposed merger on the labor market in the City of Norton, Virginia are more appropriately addressed in other fora. We note that Applicants have requested that the Virginia State Corporation Commission approve their merger. Absent evidence of reduced reliability or inadequate service (evidence that is not even alleged here), a decision to reduce staffing levels is within management's discretion, subject to any obligations (enforceable in other fora) the company may have toward employees or the union by contract or under applicable labor laws./15

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     15/ Baltimore Gas and Electric Company, et al., 76 FERCP. 61,111, 61,575
(1996).


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Docket No. EC01-115-000               -10-

The Commission orders:

     (A) Applicants' proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application.

     (B) The waiver requested by Applicants is hereby granted.

     (C) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost or any other matter whatsoever now pending or which may come before the Commission.

     (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost of any valuation of property claimed or asserted.

     (E) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

     (F) Applicants must promptly inform the Commission of any change in the circumstances that would reflect a departure from the facts the Commission has relied upon in approving the merger accounting.

     (G) Applicants shall advise the Commission within 10 days of the date on which the transaction is consummated.

By the Commission.

( S E A L )



                                                 David P. Boergers,
                                                     Secretary.